October 17, 2007

VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS

Mr. William H. Thompson
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ALLETE, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006 and
Form 10-Q for Fiscal Quarter Ended June 30, 2007
File No. 1-3548

Dear Mr. Thompson:

ALLETE, Inc. (Company, we, us, our) has reviewed the Securities and Exchange Commission (SEC) staff letter of comment dated September 18, 2007, concerning the above-referenced filings. For the convenience of the staff of the SEC, the staff’s comments are included, followed by the Company’s response.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Item 9A Controls and Procedures, page 52

1.
Please disclose whether there was any change in your internal control over financial reporting that occurred during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K as well as paragraph 4(d) of your certifications filed as exhibits.

Response

There was no change in our internal control over financial reporting that occurred during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting during the quarters ended December 31, 2006, March 31, 2007, and June 30, 2007.

Financial Statements

Consolidated Statement of Income, page 61

2.
Please tell us the circumstances that support your classification and/or presentation of minority interest in income of consolidated subsidiaries and equity in earnings of unconsolidated subsidiaries in a manner different from Rule 5-03 of Regulation S-X.

Response

Minority Interest

In future filings we will revise the presentation of our Consolidated Statement of Income to show minority interest in a manner closer aligned with Rule 5-03 of Regulation S-X.

Earnings from Equity Method Investments

Prior to 2007, we did not separately present equity method investment earnings as called for by Rule 5-03 of Regulation S-X, because the earnings were immaterial to our Consolidated Statement of Income.

As disclosed in Note 6 of our Form 10-K for the year ended December 31, 2006, in May 2006 we began making a phased-in investment in American Transmission Company LLC (ATC), which was completed in February 2007 and, as of June 30, 2007, represented an approximate 8% ownership interest in ATC. We account for our investment in ATC under the equity method of accounting, pursuant to EITF 03-16, “Accounting for Investments in Limited Liability Companies.” Although the earnings were considered immaterial to our Consolidated Statement of Income, we elected to disclose ATC as a reportable segment, in accordance with Statement of Financial Accounting Standards (SFAS) 131, in Note 1 of our  Form 10-K for the year ended December 31, 2006. Earnings from ATC in 2007 are expected to be significantly higher than 2006.

As a limited liability company, ATC is not subject to income tax; consequently, we believe the earnings from our investment in ATC are more accurately reflected pre-tax as a separate line item in the “Other Income (Expense)” category. Additionally, we hold equity investments in other small companies. The earnings from these equity investments in other small companies are immaterial to our Consolidated Statement of Income and will be reported in the “Other” line item within the “Other Income (Expense)” category of our Consolidated Statement of Income. With consideration to the statement included in the footnotes to Rule 5-03 of Regulation S-X, we believe the circumstances related to our investment in ATC justify a presentation different than that specified by Regulation S-X.

Prospectively, we will revise our Consolidated Statement of Income, in relation to minority interest and equity method investment earnings, in future filings as follows:

Operating Revenue

Operating Expenses
Fuel and Purchased Power
Operating and Maintenance
Depreciation
Total Operating Expenses

Operating Income from Continuing Operations

Other Income (Expense)
Interest Expense
Equity Earnings in ATC
Other
Total Other Income (Expense)

Income from Continuing Operations Before Minority Interest and Income Taxes
Income Tax Expense
Minority Interest
Income from Continuing Operations
Income (Loss) from Discontinued Operations

Net Income

Consolidated Statement of Shareholders’ Equity, page 63

3.	Please tell us how you report the difference between the fair value of shares released from the ESOP and the cost of the shares to the ESOP.

Response

Pursuant to the American Institute of Certified Public Accountant’s Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans,” we report the difference between fair value of shares released from the ESOP and the cost of the shares to the ESOP in additional paid-in-capital, which is included as a component of “Common Stock Without Par Value” on our Consolidated Balance Sheet. Supplementally, the following information related to our ESOP is disclosed in the first paragraph of footnote 17 in our Form 10-K for the year ended December 31, 2006, included below for your reference:

As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares less dividends on allocated shares. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; available dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense was $4.6 million in 2006 ($5.5 million in 2005; $5.0 million in 2004).

Notes to Consolidated Financial Statements, page 64

Note 2. Operations and Significant Accounting Policies, page 66

General

4.	Please disclose the method by which amounts are removed from inventory (e.g., “average,” “first-in, first-out,” “last-in, first-out”) in the inventory policy on page 68.

Response

In future filings we will include the method by which we remove amounts from inventory in our Operations and Significant Accounting Policies note. The revised disclosure will read as follows:

Inventories. Inventories are stated at the lower of cost or market. Amounts removed from inventory are recorded on an average cost basis.

	September 30,	December 31,
	2007	2006
Inventories
Millions
Fuel	$ -	$18.9
Materials and Supplies	-	24.5
Total Inventories	$ -	$43.4

Note 3. Property, Plant and Equipment, page 70

5.
Please explain to us why you do not have sufficient information to reasonably estimate settlement dates or range of potential settlement dates of conditional asset retirement obligations for treated wood poles and remaining polychlorinated biphenyl and asbestos-containing assets. Refer to paragraph 5b of FIN 47.

Response

Conditional asset retirement obligations have been identified for treated wood poles and remaining polychlorinated biphenyl and asbestos-containing assets; however, we have not recognized asset retirement obligations related to treated wood poles and polychlorinated biphenyl and certain asbestos-containing assets (exclusive of asbestos removal activities in our steam generating plants, which have been included in our recorded asset retirement obligation liability) because we have concluded that the potential liability is immaterial to our consolidated financial statements. Additionally, the settlement dates of certain obligations are indeterminate as we are unable to determine when our normal operating activities associated with these assets will cease.

Upon removal, approximately 90 percent of our treated wood poles are given to unrelated third parties, with the remaining 10 percent disposed of in lined landfills in accordance with Minnesota Pollution Control Agency regulations. When transferred, the unrelated third party is required to sign a bill-of-sale acknowledging that the individual is receiving treated wood poles that may contain toxic and/or hazardous chemicals. Title and liability is transferred from us to the third party at the time the bill-of-sale is signed. The asset retirement obligation related to the remaining 10 percent of the treated wood poles is considered immaterial to our consolidated financial statements. We currently have a routine maintenance program that keeps our transmission and distribution assets in good operating condition and will keep them operable into the foreseeable future. In response to Federal regulations, beginning in 1979, we removed substantially all of our polychlorinated biphenyl contaminated electrical assets. The remaining number of polychlorinated biphenyl contaminated items is not significant based on current field experience and will continue to diminish over time since polychlorinated biphenyl equipment has not been installed since the late 1970s. The potential liability related to these remaining assets is considered immaterial to our consolidated financial statements. We will continue to retire the assets as needed or as we become aware of them. According to Environmental Protection Agency regulations, these assets are assumed to be non-polychlorinated biphenyl until removed from service or identified. We have no current or future plans to cease operations with the above-described assets and we are not aware of any factors at this time which would require the retirement of any of these assets.

The majority of our asbestos-containing assets are located within our steam generating facilities, with minor undetermined amounts of asbestos located at various other facilities. We have established an asset retirement obligation liability for the decommissioning of our steam generating facilities, which includes the expected cost of asbestos removal. For the remaining amounts, we do not currently have a legal obligation to remove asbestos under an established timeframe. We consider any potential liability related to our remaining asbestos-containing assets to be immaterial to our consolidated financial statements. As the assets are retired, we will address the asbestos and any potential liability associated therewith.

Historically, with respect to our utility businesses, recovery of asset retirement costs through our rates charged to customers has been allowed by our regulators. Accordingly, we record regulatory assets and liabilities, pursuant to SFAS 71, for the difference between asset retirement costs currently recovered in rates and asset retirement obligations recorded under SFAS 143. The recording of the obligation has no impact on our Consolidated Statement of Income.

Because the potential liability related to the above-described items is immaterial to our consolidated financial statements, we will revise the following disclosures related to asset retirement obligations, previously included in Note 3 of our Form 10-K for the year ended December 31, 2006, in future applicable filings, as follows:

Conditional asset retirement obligations have been identified for treated wood poles and remaining polychlorinated biphenyl and asbestos-containing assets; however, removal costs have not been recognized because they are considered immaterial to our consolidated financial statements.

Exhibits 31(a) and 31(b)

6.
Please remove the titles of your chief executive officer and chief financial officer from the introductory paragraphs of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K. Please confirm to us that the inclusion of the titles of your chief executive officer and chief financial officer was not intended to limit the capacity in which such individual provided the certifications.

Response

In future filings we will remove the titles of our chief executive officer and chief financial officer from the introductory paragraphs of the certifications provided to comply with Item 601(b)(31) of Regulation S-K.  We confirm to the staff that the inclusion of these titles was not intended to limit the capacity in which such individuals provided the certifications.

Form 10-Q for Fiscal Quarter Ended June 30, 2007

7.	Please address the comments above in future filings as applicable.

Response

In future filings we will revise our disclosures as described herein.

Item 4. Controls and Procedures, page 29

8.
You state that you maintain a system of controls and procedures designed to provide reasonable assurance as to the reliability of the financial statements and other disclosures included in the report, as well as to safeguard assets from unauthorized use or disposition. Please revise to state, if true, that your disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to management, including your principal executive and principal financial officer, or persons performing similar functions, to allow timely decisions regarding required disclosure. Please refer to the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(c). Also, if you include the “reasonable assurance” language in the definition of disclosure controls and procedures, you should state, if true, that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.

Response

We confirm that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2006, March 31, 2007 and June 30, 2007 to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and such information is accumulated and communicated to our management, including our principal executive and principal financial officer, to allow timely decisions regarding required disclosure. We will include the information in our discussion of disclosure controls and procedures in future filings.

The following is the disclosure that the Company plans to include in our third quarter 2007 Form 10-Q and in future filings:

As of [the end of the period covered by this Form 10-Q/K], evaluations were performed, under the supervision and with the participation of management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of ALLETE’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”)).  Based upon those evaluations, our principal executive officer and principal financial officer have concluded that such disclosure controls and procedures are effective to provide assurance that information required to be disclosed in ALLETE’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and such information is accumulated and communicated to our management, including our principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

Additionally, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	SEC comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to our filings; and

•	We may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further questions or would like to discuss our responses, please contact me at (218) 723-3975, or Steve DeVinck, Controller, at (218) 723-3920.

Sincerely,

Mark A. Schober
Senior Vice President and Chief Financial Officer

c     Mr. Donald Shippar
Ta Tanisha Meadows